[GRAPHIC OMITTED]



Tiskova zprava
--------------------------------------------------------------------------------
                                                                  22. ledna 2003


              Mimoradna valna hromada CEZ - prodej teplarny Nachod

Predstavenstvo akciove spolecnosti CEZ svolalo na 24. unora 2003 mimoradnou valnou hromadu. Text oznameni o konani mimoradne valne hromady vysel dnes (22.
1. 2003) v Hospodarskych novinach. Na poradu jejiho jednani je predevsim schvaleni navrhu smlouvy o prodeji casti podniku - Teplarny Nachod (TNA). Dalsim bodem je pak odvolani a volba clenu dozorci rady spolecnosti s vyjimkou clenu volenych zamestnanci podniku.

Ve vyberoveho rizeni CEZ na prodej teplarny Nachod a na zaklade doporuceni poradce byla, jako nejvyhodnejsi, vybrana nabidka firmy Harpen CR, s.r.o. s cenou 172 mil. Kc.

Navrh smlouvy o prodeji casti podniku TNA, vcetne zpravy znalce o prezkoumani navrhu smlouvy, byl ulozen dne 21. ledna 2003 do sbirky listin, ktera je soucasti obchodniho rejstriku a do dnesniho dne je tez k nahlednuti vsem akcionarum v sidle CEZ.

K rozhodnuti o prodeji vede CEZ nekolik duvodu. Postupne otevirani nejen domaciho ale i celoevropskeho trhu s elektrinou znamena pro CEZ nutnost zmeny orientace ze spolecnosti prevazne vyrobni na spolecnost obchodne-vyrobni. Tento proces je uzce spojen s koncentraci aktivit spolecnosti na oblast "core - hlavni business" - tim je vyroba elektriny a poskytovani sluzeb s tim spojenych - a optimalizaci portfolia zdroju, se kterym bude mozno obstat v silne konkurenci ve stredoevropskem regionu.

Dalsim duvodem je nezbytnost trvaleho zvysovani produktivity prace, coz znamena soustredit se na rozhodujici elektrarenske zdroje a mezi ne Teplarna Nachod i dalsi teplarna CEZ - Teplarna Dvur Kralove - nepatri. Dodavka elektriny z kazde z techto teplaren je dana prevazne vynucenou vyrobou v ramci dodavek tepla, a cini mene nez 0,1% celkovych dodavek elektriny z akciove spolecnosti CEZ. Prodej plne zapada i do strategickeho planu CEZ.

Z vyse uvedenych duvodu CEZ v lonskem roce uskutecnil vyberove rizeni na prodej teplaren Nachod (TNA) a Dvur Kralove (TDK), a to jako casti podniku ve smyslu ss. 67a a ss. 476 a nasledujicich obchodniho zakoniku. Vyberove rizeni bylo zajistovano prostrednictvim poradce - agentury C.S. commerce service, a. s., vybrane na zaklade vyzvy vice zajemcum podle zakona o zadavani verejnych zakazek.




--------------------------------------------------------------------------------
CEZ, a. s., Duhova 2/1444, 140 53 Praha 4
telefon 02 / 71 13 23 83
www.cez.cz, www.duhovaenergie.cz                                        str. 1/2

--------------------------------------------------------------------------------
                                                                     pokracovani


K ucasti ve vyberovem rizeni na prodej teplaren bylo vyzvano celkem 14 subjektu, z toho 12 podnikatelskych subjektu a dve mesta, ve kterych teplarny pusobi (Nachod a Dvur Kralove). Znalecky posudek obou teplaren zpracovala spolecnost HZ Praha, spol. s r. o. Celkem bylo p0edlozeno 7 nabidek, z toho na nakup TNA to byli ctyri nabizejici, na nakup TDK obdrzel zprostredkovatel prodeje 3 nabidky. Hodnoticim kriteriem pro stanoveni poradi nabidek byla nabidkova cena.

V pripade Teplarny Dvur Kralove bylo z duvodu nizke nabidnute ceny rozhodnuto o zruseni probihajiciho vyberoveho rizeni a soucasne vedeni CEZ rozhodlo o jeho opakovani.


Ladislav Kriz, tiskovy mluvci CEZ, a. s.



--------------------------------------------------------------------------------
CEZ, a. s., Duhova 2/1444, 140 53 Praha 4
telefon 02 / 71 13 23 83
www.cez.cz, www.duhovaenergie.cz                                        str. 2/2